                                                     ---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0145
                                                     Expires: December 31, 1997
                                                     Estimated average burden
                                                     hours per response...14.90
                                                     ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D




                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                                 EUROMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   298735101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Gregory Alan Gaylor: 11440 West Bernardo Ct Ste 300  San Diego, CA 92127
                                 (619)674-6669
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 3, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 298735101                                           PAGE 1 OF 2 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gregory Alan Gaylor
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Gaylor:  126,500
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8   SHARED VOTING POWER
   EACH
 REPORTING          271,948
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,548 shares for reporting group
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 298735101                                           PAGE 2 OF 2 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jan Bouwman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    No funds were used
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    The Netherlands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Bouwman:  4,100
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8   SHARED VOTING POWER
   EACH
 REPORTING          271,948
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     402,548 shares for reporting group
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

1.   Security and Issuer:

       Common Stock
       EuroMed, Inc.
       Wilhelminakanaal Noord 6
       4902 VR Oosterhout
       The Netherlands

2.   Identity and Background:

       (a)    Gregory Alan Gaylor
       (b)    11440 West Bernardo Court
              Suite 300
              San Diego, California 92127

       (c)    Investor
              Maverick Advisors, Inc.
              11440 West Bernardo Court
              Suite 300
              San Diego, California 92127

       (d)    No
       (e)    No
       (f)    USA

3.   Source and Amount of Funds or Other Consideration:

       Shares were purchased with personal funds in the amount of $475. Proxies were acquired under consent of shareholder(s)

4.   Purpose of Transaction:

       The reporting individuals herein desire to replace the board of directors of the issuer.

5.   Interest in Securities of the Issuer:

       (a) 402,548 aggregate shares for reporting group, 31.5% based upon 1,277,000 total shares outstanding - such information as disclosed by the issuer on December 8, 1997.

       (b)    126,500 shares sole voting power;
              271,948 shares shared voting power, with Jan Bouwman

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

      (c) Gregory Alan Gaylor purchased 1500 shares on 12/23/97 for $.30 per share through a NASD broker dealer. Proxies were received for shares in aggregate of 198,965.

      (d)   Not applicable

      (e)   Not applicable

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       Proxies for the issuer's common stock were acquired from the following, with proxies in bold highlighted to designate those, which were acquired subsequent to the previous 13D filing:

EDWIN KISSEL MD, HILDA ANN KISSEL JTWROS                    42,200
BARBARA SCHILLER                                            22,800
WALTER SCHILLER                                             20,000
CAROL J. PIAZZA TRUSTEE PIAZZA FAMILY TRUST                 15,450
VERN MAYNARD FBO MAYNARD FAMILY TRUST                       15,000
William C. Gaylor IRA                                       11,558
SAUL STEINBERG                                              10,000
Frank Knight                                                 8,000
C.D.J. Evers                                                 6,500
Robert M. Mitchell                                           6,500
Jack Bob Wine FBO Jack Bob Wine Trust                        6,000
MARC VOIT                                                    5,700
Gary A. Bartlett                                             5,400
JOHN K. WAKEN + GRACIE E. WAKEN CO TTEES FBO                 5,000
WAKEN TR
SAL FEDERICO                                                 5,000
RANDALL M. TOIG                                              5,000
HENRY MIYATAKE                                               5,000
William G. Paton                                             5,000
REB. EPHRAIM CHAIM, ROCHEL CHARITABLE FOUNDATION             4,500
EDWARD K. BINGGELI                                           3,000
ESPY P. GREGORY                                              3,000
RUSSELL SARGEANT FBO RUSSELL SARGEANT TRUST                  2,300
Robert J. Vissa, Jr.                                         2,100
R.E. Keefe MD Tr FBO R.E. Keefe MD Trust                     2,000
RAYMOND T. STEWART IRA                                       2,000
WESLEY D. MITCHELL                                           2,000
JAMES CARROLL HILL TRUST, ADRIAN L. HILL TRUSTEE             2,000
ADRIAN L. + MARGARET J. HILL TRUST, ADRIAN L., MARGARET      2,000
J. HILL TTEES
RONALD F. ANDERSON, NYKOLE ANDERSON JTWROS                   2,000

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

R.E. KEEFE JR. TR, KEEFE FAMILY TRUST                        2,000
Riad, Florence Abou-Mourad, JTWROS                           2,000
Har Rose Farms                                               1,825
EILEEN S. CASSIDY                                            1,631
Jacques Michel Vidal                                         1,600
Ingrid Kaempfert                                             1,600
STEVE COLES                                                  1,500
Carl B.O. Connor                                             1,500
Thomas J. Langan                                             1,500
PETER STEIN,                                                 1,464
Jean S. Crocco                                               1,400
STEPHEN J. MCARDLE III, SUSAN PLEU, JTWROS                   1,300
ARDIS G. AVEY TRUST                                          1,125
Teague S. Crocco                                             1,100
STEVEN D., CAROL A. MOORE, JTWROS                            1,000
WING MARK                                                    1,000
TOWNLEY L., JANE A. ANDERSON                                 1,000
NANCY L. ARMSTRONG, JOSEPHINE ULRECH JT TEN                  1,000
JOHN R. PARKS, III                                           1,000
HARVEY N. SHORT TRUSTEE, FBO HARVEY N. SHORT TRUST           1,000
JAMES J., KAREN L. ESPER, TTEES ESPER FAMILY                 1,000
NOMINEE TR
MANUEL SKIP MOLINA                                           1,000
BARRY BRAUNE                                                 1,000
PATRICK VESEY, JEAN VESEY JTWROS                             1,000
FTC TR JB+R GRAPHIC SERVICES, JASPER W. ORMAND               1,000
LLOYD L. SMITH                                               1,000
EUGENE L. NAKAMURA                                           1,000
Philip M. Hanna, IRA                                         1,000
Julie I. Lane, IRA                                           1,000
Linda M. Wood, IRA                                           1,000
Harry E. Schorle, IRA                                        1,000
Carl Carlzen                                                 1,000
MAVYS HENDRIX                                                  910
ELAINE MCANINCH                                                910
WILLIAM A. CAREY, JR.                                          775
ANN, WARREN RENFROE, JTWROS                                    700
HERMAN F. ZERWECK                                              600
GLORIA LUXENBERG TRUST                                         500
FREDERICK WEINER                                               500
Samual B. Magids                                               500
                                                           -------

Total Shares                                               271,948
                                                           =======


            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

7.   Material to Be Filed as Exhibits:

         (69) Proxies attached as exhibits

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /S/ GREGORY ALAN GAYLOR
                                       -------------------------------
Date:  1/5/98                          Name/Title: Gregory Alan Gaylor

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

1.   Security and Issuer:

       Common Stock
       EuroMed, Inc.
       Wilhelminakanaal Noord 6
       4902 VR Oosterhout
       The Netherlands

2.   Identity and Background:

       (a)    Jan Bouwman
       (b)    Boerenstraat 21
              4201 GA Gorinchem
              The Netherlands

       (c)    Financial Controller
              Matrix Holding BV
              Boerenstraat 21
              4201 GA Gorinchem
              The Netherlands

       (d)    No
       (e)    No
       (f)    The Netherlands

3.   Source and Amount of Funds or Other Consideration:

       No funds were used. Proxies were acquired under consent of shareholder(s)

4.   Purpose of Transaction:

       The reporting individuals herein desire to replace the board of directors of the issuer.

5.   Interest in Securities of the Issuer:

       (a) 402,548 aggregate shares for reporting group, 31.5% based upon 1,277,000 total shares outstanding - such information as disclosed by the issuer on December 8, 1997.

       (b)    4100 shares sole voting power;
              271,948 shares shared voting power, with Gregory Alan Gaylor

       (c)    Proxies were received for shares in aggregate of 198,965

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

      (d)   Not applicable

      (f)   Not applicable

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       Proxies for the issuer's common stock were acquired from the following, with proxies in bold highlighted to designate those, which were acquired subsequent to the previous 13D filing:

EDWIN KISSEL MD, HILDA ANN KISSEL JTWROS                    42,200
BARBARA SCHILLER                                            22,800
WALTER SCHILLER                                             20,000
CAROL J. PIAZZA TRUSTEE PIAZZA FAMILY TRUST                 15,450
VERN MAYNARD FBO MAYNARD FAMILY TRUST                       15,000
William C. Gaylor IRA                                       11,558
SAUL STEINBERG                                              10,000
Frank Knight                                                 8,000
C.D.J. Evers                                                 6,500
Robert M. Mitchell                                           6,500
Jack Bob Wine FBO Jack Bob Wine Trust                        6,000
MARC VOIT                                                    5,700
Gary A. Bartlett                                             5,400
JOHN K. WAKEN + GRACIE E. WAKEN CO TTEES FBO                 5,000
WAKEN TR
SAL FEDERICO                                                 5,000
RANDALL M. TOIG                                              5,000
HENRY MIYATAKE                                               5,000
William G. Paton                                             5,000
REB. EPHRAIM CHAIM, ROCHEL CHARITABLE FOUNDATION             4,500
EDWARD K. BINGGELI                                           3,000
ESPY P. GREGORY                                              3,000
RUSSELL SARGEANT FBO RUSSELL SARGEANT TRUST                  2,300
Robert J. Vissa, Jr.                                         2,100
R.E. Keefe MD Tr FBO R.E. Keefe MD Trust                     2,000
RAYMOND T. STEWART IRA                                       2,000
WESLEY D. MITCHELL                                           2,000
JAMES CARROLL HILL TRUST, ADRIAN L. HILL TRUSTEE             2,000
ADRIAN L. + MARGARET J. HILL TRUST, ADRIAN L., MARGARET      2,000
J. HILL TTEES
RONALD F. ANDERSON, NYKOLE ANDERSON JTWROS                   2,000
R.E. KEEFE JR. TR, KEEFE FAMILY TRUST                        2,000
Riad, Florence Abou-Mourad, JTWROS                           2,000
Har Rose Farms                                               1,825
EILEEN S. CASSIDY                                            1,631

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

Jacques Michel Vidal                                         1,600
Ingrid Kaempfert                                             1,600
STEVE COLES                                                  1,500
Carl B.O. Connor                                             1,500
Thomas J. Langan                                             1,500
PETER STEIN,                                                 1,464
Jean S. Crocco                                               1,400
STEPHEN J. MCARDLE III, SUSAN PLEU, JTWROS                   1,300
ARDIS G. AVEY TRUST                                          1,125
Teague S. Crocco                                             1,100
STEVEN D., CAROL A. MOORE, JTWROS                            1,000
WING MARK                                                    1,000
TOWNLEY L., JANE A. ANDERSON                                 1,000
NANCY L. ARMSTRONG, JOSEPHINE ULRECH JT TEN                  1,000
JOHN R. PARKS, III                                           1,000
HARVEY N. SHORT TRUSTEE, FBO HARVEY N. SHORT TRUST           1,000
JAMES J., KAREN L. ESPER, TTEES ESPER FAMILY                 1,000
NOMINEE TR
MANUEL SKIP MOLINA                                           1,000
BARRY BRAUNE                                                 1,000
PATRICK VESEY, JEAN VESEY JTWROS                             1,000
FTC TR JB+R GRAPHIC SERVIES, JASPER W. ORMAND                1,000
LLOYD L. SMITH                                               1,000
EUGENE L. NAKAMURA                                           1,000
Philip M. Hanna, IRA                                         1,000
Julie I. Lane, IRA                                           1,000
Linda M. Wood, IRA                                           1,000
Harry E. Schorle, IRA                                        1,000
Carl Carlzen                                                 1,000
MAVYS HENDRIX                                                  910
ELAINE MCANINCH                                                910
WILLIAM A. CAREY, JR.                                          775
ANN, WARREN RENFROE, JTWROS                                    700
HERMAN F. ZERWECK                                              600
GLORIA LUXENBERG TRUST                                         500
FREDERICK WEINER                                               500
Samual B. Magids                                               500
                                                           -------

Total Shares                                               271,948
                                                           =======

7.    Material to Be Filed as Exhibits:

        (69) Proxies attached as exhibits

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /S/ JAN BOUWMAN
                                       -----------------------
Date:  1/5/98                          Name/Title: Jan Bouwman

                                    EXHIBITS

Edwin Kissel MD, Hilda Ann Kissel JTWROS                    42,200
Barbara Schiller                                            22,800
Walter Schiller                                             20,000
Carol J. Piazza Trustee Piazza Family Trust                 15,450
Vern Maynard FBU Maynard Family Trust                       15,000
William C. Gaylor IRA                                       11,558
Saul Steinberg                                              10,000
Frank Knight                                                 8,000
C.D.J. Evers                                                 6,500
Robert M. Mitchell                                           6,500
Jack Bob Wine FBO Jack Bob Wine Trust                        6,000
Marc Voit                                                    5,700
Gary A. Bartlett                                             5,400
John K. Waken + Gracie E. Waken Co TTEES FBO Waken Tr        5,000
Sal Federico                                                 5,000
Randall M. Toig                                              5,000
Henry Miyatake                                               5,000
William G. Paton                                             5,000
Reb. Ephraim Chaim, Rochel Charitable Foundation             4,500
Edward K. Binggeli                                           3,000
Espy P. Gregory                                              3,000
Russell Sargeant FBO Russell Sargeant Trust                  2,300
Robert J. Vissa, Jr.                                         2,100
R.E. Keefe MD Tr FBO R.E. Keefe MD Trust                     2,000
Raymond T. Stewart IRA                                       2,000
Wesley D. Mitchell                                           2,000
James Carroll Hill Trust, Adrian L. Hill Trustee             2,000
Adrian L. + Margaret J. Hill Trust, Adrian L., Margaret
J. Hill TTEES                                                2,000
Ronald F. Anderson, Nykole Anderson JTWROS                   2,000
R.E. Keefe Jr. Tr, Keefe Family Trust                        2,000
Riad, Florence Abou-Mourad, JTWROS                           2,000
Har Rose Farms                                               1,825
Eileen S. Cassidy                                            1,631
Jacques Michel Vidal                                         1,600
Ingrid Kaempfert                                             1,600
Steve Coles                                                  1,500
Carl B.O. Connor                                             1,500
Thomas J. Langan                                             1,500
Peter Stein,                                                 1,464
Jean S. Crocco                                               1,400
Stephen J. McArdle III, Susan Pleu, JTWROS                   1,300
Ardis G. Avey Trust                                          1,125
Teague S. Crocco                                             1,100
Steven D., Carol A. Moore, JTWROS                            1,000
Wing Mark                                                    1,000
Townley L., Jane A. Anderson                                 1,000
Nancy L. Armstrong, Josephine Ulrech JT TEN                  1,000
John R. Parks, III                                           1,000
Harvey N. Short Trustee, FBO Harvey N. Short Trust           1,000
James J., Karen L. Esper, TTEES Esper Family Nominee TR      1,000
Manuel Skip Molina                                           1,000

Barry Braune                                                 1,000
Patrick Vesey, Jean Vesey JTWROS                             1,000
FTC TR JB+R Graphic Services, Jasper W. Ormand               1,000
Lloyd L. Smith                                               1,000
Eugene L. Nakamura                                           1,000
Philip M. Hanna, IRA                                         1,000
Julie I. Lane, IRA                                           1,000
Linda M. Wood, IRA                                           1,000
Harry E. Schorle, IRA                                        1,000
Carl Carlzen                                                 1,000
Mavys Hendrix                                                  910
Elaine McAninch                                                910
William A. Carey, Jr.                                          775
Ann, Warren Renfroe, JTWROS                                    700
Herman F. Zerweck                                              600
Gloria Luxenberg Trust                                         500
Frederick Weiner                                               500
Samuel B. Magids                                               500
                                                           -------

Total Shares                                               271,948
                                                           =======